UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)


                           UNITED ROAD SERVICES, INC.
                           --------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                    ----------------------------------------
                         (Title of Class of Securities)


                                    911384105
                                    ---------
                                 (CUSIP Number)


                              Carl L. Reisner, Esq.
                  Paul, Weiss, Rifkind, Wharton & Garrison LLP
                           1285 Avenue of the Americas
                          New York, New York 10019-6064
                                 (212) 373-3000
                  --------------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                 June 17, 2003
                  --------------------------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "EXCHANGE ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        This document consists of 12 pages

CUSIP NO. 911384105

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  BLUE TRUCK ACQUISITION, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  00
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        -0-
                                ------------------------------------------------
         NUMBER OF              8       SHARED VOTING POWER
           SHARES
     BENEFICIALLY OWNED                 0
      BY EACH REPORTING         ------------------------------------------------
           PERSON               9       SOLE DISPOSITIVE POWER
            WITH
                                        0
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  0
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  HC
--------------------------------------------------------------------------------

CUSIP NO. 911384105

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  KPS SPECIAL SITUATIONS FUND, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  00
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        -0-
                                ------------------------------------------------
         NUMBER OF              8       SHARED VOTING POWER
           SHARES
     BENEFICIALLY OWNED                 0
      BY EACH REPORTING         ------------------------------------------------
           PERSON               9       SOLE DISPOSITIVE POWER
            WITH
                                        0
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  0
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

                         AMENDMENT NO. 1 TO SCHEDULE 13D

         This Amendment No. 1 ("AMENDMENT NO. 1") to Schedule 13D is being filed pursuant to Rule 13d-2(a) of Regulation 13D of the General Rules and Regulations of the Securities and Exchange Act of 1934, as amended (the "ACT"), jointly by Blue Truck Acquisition, LLC, a Delaware limited liability company ("BLUE TRUCK"), and KPS Special Situations Fund, L.P., a Delaware limited partnership ("KPS"), which is the holder of a controlling interest in Blue Truck. Blue Truck and KPS are sometimes referred to herein as the "REPORTING PERSONS." The general partner of KPS is KPS Investors, LLC, a Delaware limited liability company (the "GENERAL PARTNER"). The statement on Schedule 13D, dated July 20, 2000 (the "SCHEDULE 13D"), is hereby amended as set forth below. Capitalized terms used herein without definition have the meanings ascribed to such terms in the
Schedule 13D.

         On May 14, 2003, the Issuer (as defined below) filed a Form 15 giving notice of termination of registration under Section 12(g) of the Act and suspension of its duty to file reports under Sections 13 and 15(d) of the Act. As a consequence of that filing and the transactions reported in this Amendment No. 1, the Reporting Persons do not currently anticipate filing any subsequent amendments to the Schedule 13D.

ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities and the name and address of the principal executive offices of United Road Services, Inc. (the "ISSUER") are hereby amended as follows:

         The par value of the Common Stock is $0.001 per share.

         The principal executive offices of the Issuer are located at 10701 Middlebelt Road, Romulus, Michigan 48174.

ITEM 3.  SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The consideration used to effect the Blue Truck Exchange (as defined below) was the shares of Series A Preferred Stock previously acquired by Blue Truck pursuant to the transactions described in the Schedule 13D, as more fully described in Item 4 of this Amendment No. 1 which is incorporated by reference herein.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 of the Schedule 13D is hereby amended and restated as follows:

         On June 17, 2003, Blue Truck exchanged 613,073.27 shares of Series A Preferred Stock for an aggregate of 2,572.017 shares of a newly created Series B Participating Convertible Preferred Stock, par value $0.001 per share (the "SERIES B PREFERRED STOCK"), of the Issuer (the "BLUE TRUCK EXCHANGE"). The Series B Preferred Stock is not currently convertible into a class of equity securities of the Issuer registered pursuant to Section 12 of the Act.

         Blue Truck plans to continue to hold its shares of Series B Preferred Stock for investment purposes.

         The Blue Truck Exchange was effected as part of a larger restructuring of the capital structure of the Issuer, including an exchange by Charter URS LLC, a Delaware limited liability company ("CHARTERHOUSE"), of all of the amended and restated 8% Convertible Subordinated Debentures due 2008 owned (beneficially and of record) by Charterhouse and its affiliates for an aggregate of 25,000 of a newly created Series C Participating Convertible Preferred Stock, par value $0.001 per share (the "SERIES C PREFERRED STOCK"), of the Issuer (the "CHARTERHOUSE EXCHANGE"), and an exchange by GE Capital CFE, Inc., a Delaware corporation (f/k/a CFE, Inc., "CFE"), of 49,045.86 shares of Series A Preferred Stock for an aggregate of 205.761 shares of Series B Preferred Stock (the "CFE EXCHANGE" and together with the Blue Truck Exchange and the Charterhouse Exchange, the "Exchanges").

         The principal purpose of the Exchanges was to improve the financial condition of the Issuer by eliminating approximately $105 million of debt from the Issuer's balance sheet and approximately $9 million in annual interest cost.

ELIMINATION OF SERIES A PREFERRED STOCK

         Contemporaneously with the Exchanges, the Issuer filed a Certificate of Elimination with the Secretary of State of the State of Delaware eliminating the Series A Preferred Stock from the Certificate of Incorporation of the Issuer. As a result, there are no longer any shares of Series A Preferred Stock outstanding and the Issuer is no longer authorized to issue any shares of Series A Preferred Stock.

CONTROL OF THE BOARD OF DIRECTORS OF THE ISSUER

         In connection with the Exchanges, Blue Truck, CFE, Charterhouse and Michael A. Wysocki ("WYSOCKI") entered into an Investors' Agreement, dated as of June 17, 2003 (the "NEW INVESTORS' AGREEMENT"). Pursuant to the terms of the New Investors' Agreement, Charterhouse obtained the right to designate a majority of the members of the board of directors of the Issuer (the "BOARD OF DIRECTORS" or the "BOARD") and Blue Truck is no longer entitled to designate a majority of the Board. As a result, on

June 17, 2003, all of the Blue Truck nominees resigned from the Board of Directors. The Board currently consists of four nominees appointed by Charterhouse, one nominee appointed by Blue Truck and two management representatives.

         The New Investors' Agreement provides that following consummation of the Exchanges, (a) Blue Truck will have the right to designate one member to the Board of Directors in accordance with the terms of the certificate of powers, designations, preferences and rights of the Series B Preferred Stock (the "SERIES B CERTIFICATE"), (b) Charterhouse will have the right to designate members to the Board of Directors in accordance with the terms of the certificate of powers, designations, preferences and rights of the Series C Preferred Stock (the "SERIES C CERTIFICATE") and (c) Wysocki is entitled to serve as a member of the Board of Directors for so long as he remains continuously employed by the Issuer.

         The Series B Certificate provides that Blue Truck may designate one member of the Board for so long as it or its affiliates own at least 50% of the capital stock it acquired pursuant to the Blue Truck Exchange (as further described in the Series B Certificate).

         The Series C Certificate provides that for so long as Charterhouse or certain of its affiliates (the "CHARTERHOUSE HOLDERS") own:

         (i) shares of Common Stock constituting, and shares of Series C Preferred Stock convertible into, in the aggregate, at least 50% of the outstanding shares of Common Stock (on a fully diluted basis as set forth in the Series C Certificate, the "FULLY-DILUTED SHARES"), the Charterhouse Holders shall have the right to designate a majority of the directors comprising the entire Board of Directors;

         (ii) less than 50% but at least 40% of the Fully-Diluted Shares, the Charterhouse Holders shall have the right to designate 40% of the directors comprising the entire Board of Directors;

         (iii) less than 40% but at least 30% of the Fully-Diluted Shares, the Charterhouse Holders shall have the right to designate 30% of the directors comprising the entire Board of Directors;

         (iv) less than 30% but at least 20% of the Fully-Diluted Shares, the Charterhouse Holders shall have the right to designate 20% of the directors comprising the entire Board of Directors;

         (v) less than 20% but at least 10% of the Fully-Diluted Shares, the Charterhouse Holders shall have the right to designate 10% of the directors comprising the entire Board of Directors;

         (vi) less than 10% but at least 5% of the Fully-Diluted Shares, the Charterhouse Holders shall have the right to designate 5% of the directors comprising the entire Board of Directors; or

         (vii) less than 5% of the Fully-Diluted Shares, the Charterhouse Holders shall not have the right to appoint a member of the Board of Directors of the Corporation.

TERMS AND OTHER RIGHTS OF THE SERIES B PREFERRED STOCK

         RANK

         The Series B Preferred and the Series C Preferred Stock rank senior to all existing classes and series of capital stock of the Issuer, except that the Series C Preferred Stock rank senior to the Series B Preferred Stock as to a liquidation preference of $1,000 per share, as described below. The Issuer may, without the consent of the holders of the Series B Preferred Stock, issue future classes or series of capital stock that rank senior to the Series B Preferred Stock so long as such future capital stock ranks senior or pari passu with the Series C Preferred Stock. The Issuer may not, without the consent of the holders of the Series C Preferred Stock, issue future classes or series of capital stock that rank pari passu with or senior to the Series C Preferred Stock.

         DIVIDENDS

         The Series B Preferred Stock and Series C Preferred Stock participate with the Common Stock on any dividends declared thereon on an as converted basis.

         LIQUIDATION RIGHTS

         Upon any liquidation, dissolution or winding up of the Issuer, whether voluntary or involuntary (a "LIQUIDATION EVENT"), after payment of $1,000 is made with respect to each share of the Series C Preferred Stock as a liquidation preference and payment of any other preference in respect of any other capital stock of the Issuer ranking senior to the Series B Preferred Stock, each holder of outstanding shares of Series B Preferred Stock will be entitled to be paid out of the assets of the Issuer available for distribution to stockholders, before any amount shall be paid or distributed to the holders of other capital stock of the Issuer, an amount per share of Series B Preferred Stock in cash equal to $1,000, subject to certain adjustments (the "SERIES B PREFERRED BASE LIQUIDATION AMOUNT"). After payment of such liquidation preference is made with respect to each share of the Series B Preferred Stock but before any amount shall be paid or distributed to the holders of Common Stock or other capital stock of the Issuer ranking junior to the Series B Preferred Stock, each holder of outstanding shares of Series B Preferred Stock and each holder of outstanding shares of Series C Preferred Stock will be entitled on a pari passu basis to be paid out of the assets of the Issuer available for distribution to stockholders an amount per share equal to any and all declared but unpaid dividends on such shares of Series B Preferred Stock or Series C Preferred Stock, as applicable. Thereafter, the holders of

Series B Preferred Stock share ratably with the holders of any other capital stock of the Issuer entitled to share ratably with the holders of the Common Stock, on an as converted basis.

         The holders of a majority of the shares of Series C Preferred Stock may elect to treat certain mergers or consolidations involving the Issuer, sales of securities or substantially all of the assets of the Issuer or capital reorganizations of the Issuer (any of the foregoing, an "ORGANIC CHANGE") as a Liquidation Event.

         In the event that the amounts payable with respect to the Series B Preferred Stock upon any Liquidation Event are not paid in full, the holders of the Series B Preferred Stock will share ratably in any distribution of assets in proportion to the amounts that would be payable to such holders if such assets were sufficient to permit payment in full.

         CONVERSION

         Any holder of the Series B Preferred Stock may elect, at any time after the Stockholder Approval Date (as defined below), to convert all or any portion of such holder's Series B Preferred Stock into a number of shares of Common Stock per share of Series B Preferred Stock obtained by dividing (x) the sum of the Series B Preferred Base Liquidation Amount and any declared but unpaid dividends that are payable on the Series B Preferred Stock by (y) $0.01, subject to certain adjustments (the "CONVERSION PRICE").

         The Conversion Price is subject to adjustment from time to time in the event that certain specified actions are taken by the Issuer as described in the Series B Certificate, including stock splits, declarations of certain dividends, reclassification of the Common Stock, issuance of Common Stock for less than current market price or consummation of an Organic Change of the Issuer.

         In addition, at any time after the Stockholder Approval Date, all outstanding shares of Series B Preferred Stock will automatically convert into shares of Common Stock immediately prior to the effectiveness of a public offering meeting certain thresholds.

         PREEMPTIVE RIGHTS

         Pursuant to the terms of the New Investors' Agreement, the Issuer may not issue any Common Stock or other capital stock of the Issuer (subject to certain exceptions with respect to certain stock option plans, registered offerings and other events), unless the Issuer offers in writing to Blue Truck, CFE, Charterhouse, Wysocki and/or certain of their transferees (the "ORIGINAL HOLDERS") the right to purchase, at the same price and on the same terms, their pro rata share (as set forth in the New Investors' Agreement) of the total number of offered shares.

         DRAG ALONG AND TAG-ALONG RIGHTS

         If any Original Holder or affiliate thereof proposes to transfer in a single or a series of related transactions 10% or more of the outstanding shares of Series C Preferred Stock, then such Original Holder has the right to cause all but not less than all of the other Original Holders to participate in such transfer on the terms described in the New Investors' Agreement and each other Original Holder has the right to participate in such transfer, in each case, subject to the terms and conditions of the New Investors' Agreement.

         REGISTRATION RIGHTS

         Blue Truck, CFE, Charterhouse and Wysocki (the "INVESTORS") have entered into a Registration Rights Agreement with the Issuer, dated as of June 17, 2003 (the "NEW REGISTRATION RIGHTS AGREEMENT"), pursuant to which either of Charterhouse or Blue Truck may request that the Issuer use its best efforts to have declared effective a registration statement under the Securities Act of 1933, as amended, with respect to certain of the shares of Common Stock held or acquired by, or otherwise issued or issueable to, the Investors. Such registration statement shall also apply to the Series B Preferred Stock and Series C Preferred Stock but only in the event that the Stockholder Approval Date has not occurred by December 17, 2003. Charterhouse has the right to request two such registrations at any time and Blue Truck has the right to request one such registration following an initial public offering. The New Registration Agreement further provides that all holders of shares entitled to be covered by a requested registration statement are entitled to require the Issuer to include such shares in certain other registration statements filed by the Issuer with respect to the public sale of its Common Stock.

         The New Registration Rights Agreement also contains other customary provisions, including indemnification provisions with respect to liabilities resulting from materially false and misleading statements in or omissions from such registration statements.

ANTITAKEOVER EFFECT

         The terms of the Series C Preferred Stock and the rights of Charterhouse in connection therewith together with the significant ownership interests of Charterhouse could effectively deter a third party from making an offer to acquire the Issuer.

AMENDMENT OF THE CERTIFICATE OF INCORPORATION

         Under the terms of the Exchanges, each of the Issuer, Blue Truck, Charterhouse and CFE agreed to use best efforts to hold a meeting of the stockholders of the Issuer in order to approve an amendment to the certificate of incorporation of the Issuer effecting, among other things, a 1,000-to-1 reverse stock split relating to the Common Stock, adjusting the number of shares of Common Stock to 4,000,000 and omitting the provision for election of directors by class as provided in the current certificate of incorporation of the Issuer. The date of such approval is sometimes referred to herein as the "STOCKHOLDER APPROVAL DATE."

TERMINATION OF REGISTRATION AND SUSPENSION OF DUTY TO REPORT

         On May 14, 2003, the Issuer filed a Form 15 giving notice of termination of registration under Section 12(g) of the Act and suspension of its duty to file reports under Sections 13 and 15(d) of the Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Schedule 13D is hereby amended and restated as follows:

         On June 17, 2003, Blue Truck exchanged 613,073.27 shares of Series A Preferred Stock for an aggregate of 2,572.017 shares of Series B Preferred Stock. The Series B Preferred Stock is not currently convertible into a class of equity securities of the Issuer registered pursuant to Section 12 of the Act.

         Based on the foregoing information, the Reporting Persons own 0% of the issued and outstanding shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Schedule 13D is hereby amended and restated as follows:

         On June 17, 2003, Blue Truck and the Issuer each agreed to terminate the Purchase Agreement, the Investors Agreement, the Registration Rights Agreement and each of the other agreements entered into in connection with the transactions reported in the Schedule 13D. Each such agreement is of no further force and effect.

         Item 4 of this Amendment No. 1 is incorporated by reference herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Investors' Agreement, dated as of June 17, 2003, among Blue Truck, CFE, Charterhouse and Wysocki

Exhibit 2 Registration Rights Agreement, dated as of June 17, 2003, among the Issuer, Blue Truck, CFE, Charterhouse and Wysocki

Exhibit 3 Exchange Agreement, dated June 17, 2003, by and among the Issuer, Blue Truck and, for the limited purposes set forth in Sections 4, 5.1, 6 and 7 thereof, KPS Management, LLC, a Delaware limited liability company

Exhibit 4 Certificate of Powers, Designations, Preferences and Rights of the Series B Participating Convertible Preferred Stock, par value, $0.001 per share of the Issuer

Exhibit 5 Certificate of Powers, Designations, Preferences and Rights of the Series C Participating Convertible Preferred Stock, par value, $0.001 per share of the Issuer

Exhibit 6 Termination Agreement, dated June 17, 2003, between the Issuer, Blue Truck, CFE, Charterhouse and Wysocki

Exhibit 7 Certificate of Elimination of Series A Preferred Stock, dated June 17, 2003

Exhibit 8 Form of Second Amended and Restated Certificate of Incorporation of the Issuer

                                    SIGNATURE


         After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2003


                                        BLUE TRUCK ACQUISITION, LLC


                                        By:  /s/ Michael Psaros
                                             ----------------------------
                                             Name:  Michael Psaros
                                             Title: President



                                        KPS SPECIAL SITUATIONS FUND, L.P.


                                        By: KPS Investors, LLC
                                            ITS GENERAL PARTNER


                                        By:  /s/ Michael Psaros
                                             ----------------------------
                                             Name:  Michael Psaros
                                             Title: Member